3/11

BPD 3/6

03014703

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31165

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

H. Beck, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

PROCESSED
MAR 1 3 2003
THOMSON
FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike—Suite 400
(No. and Street)

Rockville (City) **Maryland** (State) **20852** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Eisenmann, President **(301) 468-0100**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

1750 Tysons Boulevard (Address) **McLean** (City) **Virginia** (State) **22102** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECD S.E.C.
FEB 2 8 2003
588

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

H. BECK, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
H. Beck, Inc.
Rockville, Maryland

We have audited the accompanying statement of financial condition of H. Beck, Inc. (the "Company") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of H. Beck, Inc. as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2003

H. BECK, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$1,008,497
Deposits with clearing organizations	110,010
Commissions receivable	1,749,935
Accounts receivable	79,914
Due from affiliates	565
Other assets	33,582
TOTAL ASSETS	$2,982,503

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Commissions payable	$1,748,659
Accounts payable and accrued expenses	202,018
Due to affiliates	312,877
Total Liabilities	2,263,554
STOCKHOLDERS' EQUITY:	
Common stock, $.01 par value - authorized, 1,000 shares; issued and outstanding, 810 shares	8
Additional paid-in capital	1,086,181
Accumulated deficit	(367,240)
Total Stockholders' Equity	718,949
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$2,982,503

See notes to financial statement.

H. BECK, INC.

NOTES TO FINANCIAL STATEMENT
AS OF DECEMBER 31, 2002

1. ORGANIZATION AND NATURE OF THE BUSINESS

H. Beck, Inc. (the "Company") is a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company introduces its stock and bond customers to other broker-dealers who carry such accounts and clear such transactions on a fully disclosed basis. With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, securities customers, and does not otherwise carry securities customer accounts. Customers' funds relating to certain mutual fund activity flow through an account established by the Company for their exclusive benefit. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3.

In addition, a portion of the Company's revenue is derived from investment advisory services provided through various registered investment advisors pursuant to investment advisory contracts.

The Company has an agreement with third parties to clear its security transactions on a fully disclosed basis and carry its customer accounts. The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

The Stockholders have committed to support the operations of the Company for the foreseeable future. The Stockholders will provide capital contributions, on an as needed basis, to maintain the minimum net capital and aggregate indebtedness requirements that are specified in the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). Several other entities are owned by the Stockholders of this Company. See Note 3, *Related Party Transactions*.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - This financial statement has been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated entity. See Note 3, Related Party Transactions, for additional information.

Estimates - The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers cash on hand and money market accounts to be cash and cash equivalents.

Commissions - Revenues and related expenses for transactions executed are accrued on a trade-date basis.

Investment Advisory Fees - Investment Advisory Fees for portfolio monitoring and asset allocation services are recognized as earned.

Income Taxes - The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, any income or loss for tax purposes will be included in the tax returns of the stockholders.

3. RELATED PARTY TRANSACTIONS

The Company received commissions of approximately $7,045,000 on the sale of variable annuity and variable life insurance products through an affiliated insurance agency during the year ended December 31, 2002. The related commissions that the Company expensed to the insurance affiliates approximated $377,000 for the year ended December 31, 2002. Accrued commissions payable to the insurance affiliate approximated $74,000 at December 31, 2002.

An affiliated company provides the Company certain operational and administrative services, such as occupancy, personnel, travel, and insurance costs for which the Company pays a management fee. The management fee is negotiated annually between the Company and the affiliated company. The management fee paid to the affiliated company totaled $3,420,000 for the year ended December 31, 2002. Accrued operational and administrative services payable to the affiliated company approximated $239,000 at December 31, 2002.

4. SIGNIFICANT EVENTS AND CONTINGENCIES

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending which could have a material adverse effect on the Company's financial statements.

During 2002 the Company settled two legal disputes for an amount which in total exceeded applicable professional liability insurance by approximately $600,000. Although the Company denied any liability, the matters were settled prior to the commencement of trial to avoid the risk and expense of litigation and this has been expensed in 2002.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $50,000 or 6-2/3 percent of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined by the rule, not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2002, the Company had net capital of $591,212, which was $440,308 in excess of the required net capital of $150,904. The Company's ratio of aggregate indebtedness to net capital was 3.83 to 1 at December 31, 2002.

* * * * * *

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251-1000
Fax: (703) 251-3400
www.us.deloitte.com

Deloitte & Touche

February 25, 2003

H. Beck, Inc.
Rockville, Maryland

In planning and performing our audit of the financial statement of H. Beck, Inc. (the Company) for the year ended December 31, 2002 (on which we have issued our report dated February 25, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statement and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also projections of any evaluation of the internal control or of such practices and procedures to future periods are

subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matter involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association for Securities Dealers, Inc., the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP